FACT II Acquisition Corp.
14 Wall Street, 20th Floor
New York, NY 10005

November 25, 2024

VIA EDGAR

Securities and Exchange Commission
Office of Real Estate & Construction

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Pearlyne Paulemon and Brigitte Lippmann

Re:	FACT II Acquisition Corp.

Registration Statement on Form S-1, as amended

File No. 333-281593

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FACT II Acquisition Corp., a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on Monday, November 25, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Brandon J. Bortner of Paul Hastings LLP, counsel to the Company, at (202) 551-1840, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Adam Gishen
Adam Gishen
Chief Executive Officer